UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMTC CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

832682207

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

Attention: Mr. Nelson Obus

May 16, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1

SCHEDULE 13D

CUSIP No. 832682207	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 198,654 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 198,654 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,654 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* PN

2

SCHEDULE 13D

CUSIP No. 832682207	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 310,669 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 310,669 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,669 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* PN

3

SCHEDULE 13D

CUSIP No. 832682207	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 151,062 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 151,062 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,062 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* CO

4

SCHEDULE 13D

CUSIP No. 832682207	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 200,365 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 200,365 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,365 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* EP

5

SCHEDULE 13D

CUSIP No. 832682207	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 509,323 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 509,323 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 509,323 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* OO

6

SCHEDULE 13D

CUSIP No. 832682207	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 151,062 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 151,062 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,062 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* CO

7

SCHEDULE 13D

CUSIP No. 832682207	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 860,750 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 860,750 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,750 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

8

SCHEDULE 13D

CUSIP No. 832682207	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 660,385 (See Item 5)
OWNED BY EACH	8	SHARED VOTING POWER 0 (See Item 5)
REPORTING	9	SOLE DISPOSITIVE POWER 660,385 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,385 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON* IN
9

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 value per share (the “Common Stock”), of SMTC Corporation, a Canadian corporation (the “Issuer”). The Issuer maintains its principal executive office at 635 Hood Road, Markham, ON, Canada LR3 4N6.

Item 2.	Identity and Background.

This Schedule 13D is filed by Wynnefield Partners Small Cap Value, L.P. (“Partners”), Wynnefield Partners Small Cap Value, L.P. I (“Partners I”), Wynnefield Small Cap Value Offshore Fund, Ltd. (“Offshore”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI”), Wynnefield Capital, Inc. Profit Sharing Plan (the “Plan”), Nelson Obus and Joshua Landes (collectively the “Wynnefield Reporting Persons”).

(a), (b), (c) and (f). Partners, Partners I, Offshore, the Plan, WCM, and WCI are each separate and distinct entities with different beneficial owners (whether designated as limited partners, shareholders or members).

WCM, a New York limited liability company, is the general partner of Partners and Partners I, each a private investment company organized as a limited partnership under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the co-managing members of WCM. Messrs. Obus and Landes are citizens of the United States of America.

The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, NY 10123.

(d) and (e). During the past five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in this Statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of $2,028,647. All such funds were provided from the working capital of the Wynnefield Reporting Persons which directly beneficially own such securities.

Item 4.	Purpose of Transaction.

The Wynnefield Reporting Persons have no current plans or proposals which, other than as expressly set forth below, would relate to or would result in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. To the extent permitted by law, the Wynnefield Reporting Persons may seek to engage in discussions with other shareholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intentions with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

10

The Wynnefield Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c). The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (the percentage of shares being based upon 16,344,193 shares of Common Stock outstanding as of April 26, 2013, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 10, 2013) directly beneficially owned by each Wynnefield Reporting Person is as follows:

Name	Number of Shares	Percentage of Outstanding Shares
Partners Partners I Offshore The Plan	198,654 310,669 151,062 200,365	1.2% 1.9% 0.9% 1.2%

WCM is the sole general partner of Partners and Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Partners and Partners I beneficially own. WCM, as the sole general partner of Partners and Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Partners and Partners I beneficially own. Nelson Obus and Joshua Landes are the co-managing members of WCM and, accordingly, they may be deemed to be the indirect beneficial owners of the shares of Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes, as co-managing members of WCM, have the sole power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Offshore and, accordingly, may be deemed to be the indirect beneficial of the Common Stock that Offshore beneficially owns. WCI has the sole power to direct the voting and disposition of the Common Stock that Offshore beneficially owns. Each of Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner of the Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as an executive officer of WCI, has the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

11

The Plan is an employee profit sharing plan. Mr. Obus is the portfolio manager of the Plan and has the sole authority to direct the voting and the disposition of the shares of Common Stock that the Plan beneficially owns. Accordingly, Mr. Obus may be deemed to be the indirect beneficial owner of the shares of Common Stock that the Plan may be deemed to beneficially own.

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 860,750 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares being based upon 16,344,193 shares of Common Stock outstanding as of April 26, 2013, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 10, 2013).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have purchased shares of Common Stock during the last 60 days, as follows (prices exclude brokerage commissions);

Name	Date	Number of Shares	Price Per Share
Partners	May 16, 2013	18,329	$1.873

Partners I	May 16, 2013	29,099	$1.873

Offshore	May 16, 2013	13,872	$1.873

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Messrs. Obus and Landes may be deemed to have beneficial ownership and control of the shares of the Issuer’s Common Stock held by Partners and Partners I by virtue of their control of the General Partner of such entities. Messrs. Obus and Landes disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by Partners and Partners I.

Other than as set forth above, the Wynnefield Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of May 23, 2013
13

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually

14

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of SMTC Corporation is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 23, 2013

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC, General Partner

By: /s/ Nelson Obus

Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually

15